                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                           AMENDMENT TO SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )

                            Kingsway Capital, Inc.
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                               (Name of Issuer)

                       Common Stock, $0.0001 par value
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                        (Title of Class of Securities)

                                 496821 10 9
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                                (CUSIP Number)

                                 William Tay
                                P.O. Box 42198
                            Philadelphia, PA 19101
                                (215) 359-2163
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               October 26, 2006
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           (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D/A

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William Tay
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
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               7    SOLE VOTING POWER

                    0
               ----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.00%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.      SECURITY ISSUER.

(a)   The security to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Kingsway Capital, Inc., a
Delaware Corporation (the "Company" or "Issuer").

(b)   The Company may be reached at the following address:

260 Newport Center Drive
Newport Beach, CA 92660

ITEM 2.      IDENTITY AND BACKGROUND.

(a) Name:

       William Tay

(b) Residence or business address:

       P.O. Box 42198
       Philadelphia, PA 19101

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

       Business consultant and private investor.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

       William Tay has not been convicted in a criminal proceeding within the last 5 years.

(e) Whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
and

       William Tay has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

(f) Citizenship

       US

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 1,390,000 shares of the Issuer in a private transaction and received the sum of $69,500 cash. After the sale,
Mr. Tay owns no shares of the common stock of the Issuer.

ITEM 4.      PURPOSE OF TRANSACTION.

Mr. Tay no longer has any affiliation with the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) William Tay beneficially owns no shares of the Issuer's Common Stock.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of
Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1: Share Purchase Agreement, dated as of October 11, 2006, between William Tay and CDM Capital, LLC, is incorporated
               herein by reference to a Form 8-K report filed on October 26,
               2006 by the Issuer.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2006
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Date

/s/  William Tay
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Signature

William Tay
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Name and Title